PORTAL RESOURCES LTD.

(the "Company")
Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive annual and interim corporate documents, including annual financial statements and MD&A and interim financial statements and MD&A of the Company, if they so request. These documents will be available on SEDAR at www.sedar.com when filed. If you wish to also receive copies of such documents by mail, please complete and return this form to:

Pacific Corporate Trust Ltd.
510 Burrard, 3rd Floor
Vancouver, BC V6C 3B9

[Please check applicable box(es).]

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I wish to receive annual financial statements and MD&A of the Company for the financial year ending June 30, 2007.

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I wish to receive interim financial statements and MD&A of the Company for each of the financial quarters in 2006 and 2007.

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am one of the following [please check applicable box]:

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a REGISTERED owner of Common Shares of the Company holding the shares directly in my own name; or

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a BENEFICIAL owner of Common Shares of the Company holding the shares through a brokerage firm or other financial institution.

SIGNATURE OF

SHAREHOLDER:

DATE: